[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 12, 2020

Via EDGAR and Courier

Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Uber Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 12, 2020
File No. 333-242307

Dear Mr. Morris and Ms. Jaskot:

On behalf of our client, Uber Technologies, Inc. (“Uber” or the “Company”), we are writing to advise you that the Company is today filing Amendment No. 3 to the Company’s registration statement on Form S-4 (the “Registration Statement”). In addition to submitting this letter by EDGAR, we are separately furnishing to the Staff courtesy copies of Amendment No. 3 marked to show the changes made to the Registration Statement.

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1269 or my colleague, Mark A. Stagliano, at (212) 403-1060.

Sincerely yours,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	Tony West, Uber Technologies, Inc.
Bastian Lehmann, Postmates Inc.
Tad J. Freese, Latham & Watkins LLP
Chad G. Rolston, Latham & Watkins LLP
Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz